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CXFFEEBLACK
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INVEST IN **CXFFEEBLACK**

Honor Your Roots

EARLY BIRD TERMS: $41,116 LEFT

$58,884

reserved by 74 investors

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Liked by **sy.dni** and **598 others**

cxffeeblack 59k in less that 72 hours???? 🤯 😩 ☕ 🥹 ... more

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adcycles So pumped for yall!!

feedthemalik Yesssssss

cxffeeblack Wefunder legal disclosure for more info. https://help.wefunder.com/testing-the-waters-legal-disclosure

2 days ago